                                                                     EXHIBIT 19


BANPONCE
  CORPORATION





QUARTERLY REPORT                                                          [LOGO]
June 30, 1994

TO OUR STOCKHOLDERS
________________________________________________________________________________


The economic environment for the first six months of 1994 has seen some significant changes. Even though the Consumer Price Index has increased at an annualized rate of less than 2.5%, fears of inflation have led the Federal Reserve to increase the federal funds rate four times this year, and there are already talks of future increases. This, in turn, has resulted in an increase of 125 basis points in the prime rate. However, the full impact of the higher rates on the economy should be felt later in the year.

    The increase in rates has resulted in improved net interest income for many financial institutions, but the volatility in the markets has placed even more pressure to properly manage the asset and liability structure. Already we have seen a reduction in the mortgage loans origination and refinancing activity, a market sector which grew significantly during 1993.

    At BanPonce Corporation results continue to be very encouraging. Net income for the quarter ended June 30, 1994, amounted to $31.7 million, a 15.2% growth over the $27.5 million reported for the second quarter of 1993. Earnings per share for the quarter were $0.96, compared with $0.84 per share for the second quarter of 1993. The performance ratios remain strong with returns of 1.03% on assets (ROA) and 14.59% on shareholders' equity (ROE), as compared with 1.05% and 14.09%, respectively, for the same quarter of 1993.

    For the six-month period ended June 30, 1994, net income reached $60.4 million, or $1.84 per share, with an ROA of 1.02% and an ROE of 14.19%. For the same period in 1993, net income was $53.0 million, or $1.62 per share, while ROA and ROE were 1.04% and 13.85%, respectively. The results for 1993 include a non-recurring income of $6.2 million income from the adoption of two new accounting principles which changed the accounting requirements for income taxes and postretirement medical benefits.

    Net interest income for the first six months of 1994 totaled $260.5 million, an increase of 8.3% over the $240.5 million reported a year earlier. This increase is mainly attributed to a growth of $1.8 billion in the average volume of earning assets, principally in the portfolios of mortgage and commercial loans.

    Loan quality has continued to improve, resulting in a reduction of 32% or $13 million in the provision for loan losses for the six-month period ended June 30, 1994, as compared with the same period in 1993. Also, net charge-offs decreased $12.1 million from the $30.3 million reported for the same period last year. Non-performing assets amounted to $115.9 million or 1.60% of total loans at June 30, 1994, compared with $139.7 million or 2.42% at the same date last year.

    Operating expenses for the six-month period ended June 30, 1994 totaled $219 million compared with $203.4 million a year earlier. This increase is directly related to the business expansion in the U.S. mainland and the Caribbean during the last six months of 1993 and the acquisition of Pioneer Bank in Chicago on March 31, 1994. The increase in operating expenses is also due to the development of new products and services, such as the electronic payment system and the establishment of point of sale terminals.

    The Corporation's total assets at June 30, 1994, amounted to $12.8 billion compared with $10.9 billion at June 30, 1993. Most of the increase was in the loan portfolio which grew $1.4 billion. Deposits amounted to $9.1 billion as of June 30, 1994, an increase of $1.2 billion or 15.2% from the previous year. Of the total increase in deposits, $694.3 million are related to acquisitions.

    The Corporation's capital increased to $969.8 million at June 30, 1994, compared with $793 million a year ago. This increase is attributed to earnings' retention and to the issuance of 4,000,000 shares of 8.35% non-cumulative preferred stock which raised $96.7 million in additional capital. Stockholders' equity at June 30, 1994, includes an allowance of $6.6 million for unrealized losses on securities available for sale. This allowance pertains to the implementation on the first quarter of 1994 of SFAS 115.

    Book value per share rose to $26.53 as of June 30, 1994, from $24.26 as of the same date last year. The Corporation enjoys strong risk-weighted capital ratios, with a Tier 1 capital ratio of 12.66%, a total capital ratio of 14.11% and a leverage ratio of 7.43%.

    Please refer to the financial review section of this quarterly report for a more detailed discussion of the Corporation's financial performance and results of operations.

________________________________________________________________________________


Mr. Roberto W. Esteves, a director of the Corporation since 1991, and Mr. Hugh
G. McComas, a director of the Corporation since 1990 and of Banco Popular since 1980, retired from the Boards of Directors upon reaching the mandatory retirement age. Mr. Esteves continues on the Bank's board. To these distinguished colleagues goes the expression of our sincere admiration and gratitude for their dedication and contributions.

    Effective January 1994, Mr. Luis Rodriguez-Delgado resigned as director of the Corporation and the Bank in order to dedicate himself fully to private commercial endeavors. He served as a director of Banco Popular for over eight years and of the Corporation for over three years. We appreciate his valuable contributions to our institution.

________________________________________________________________________________


    On June 27, 1994, the Corporation successfully issued 4,000,000 shares of non-cumulative preferred stock. This is the first time in eleven years that a company in Puerto Rico issues preferred stock, sold completely in the Island, and the first time for the Corporation. Holders of the preferred stock will receive monthly cash dividends at the annual rate of 8.35% and have a liquidation preference of $25 per share. The stock is redeemable on and after June 30, 1998, at the option of the Corporation, in whole or in part, from time to time. Through this issuance the Corporation raised $96.7 million in additional capital which will allow it to continue expanding while maintaining a strong capital position.


                                           /s/ Richard L. Carrion
                                           ----------------------
                                           Richard L. Carrion
                                           Chairman, President and
                                           Chief Executive Officer

POST MEETING REPORT
________________________________________________________________________________


The Annual Stockholders Meeting of BanPonce Corporation was held on April 22, 1994, at 2:00 p.m., on the seventh floor of the Popular Center Building, Hato Rey, Puerto Rico.

    Mr. Richard L. Carrion, Chairman of the Board and President of the Corporation, presided over the meeting. The secretary of the Board, Samuel T. Cespedes, Esq., reported that out of 32,756,219 common shares issued and outstanding as of the record date for the meeting, March 11, 1994, 28,270,484 shares, or 86.31%, were represented at the meeting; consequently, the quorum required by law was present.

    Mr. Richard L. Carrion reported the names of the six directors nominated for re-election until the 1997 Annual Stockholders Meeting: Alfonso F. Ballester, Jorge A. Junquera, Waldemar del Valle, Francisco Perez Jr., Emilio Jose Venegas and Sila Maria Calderon. Following the appointment of a Ballot Committee, the voting process began.

    While the votes were being counted, the Corporation's Annual Report was discussed and several stockholders asked questions and made comments, all of which were addressed by Mr. Richard L. Carrion. Following the discussion, and upon a motion duly made and seconded, the 1993 Annual Report was approved.

    The Ballot Committee rendered its report on the voting results for the election of the directors, and all six (6) candidates were elected for a three-year term with favorable votes ranging from 85.54% to 86.30% of the voting shares issued and outstanding as of the record date.

    The Chairman thanked those present for having attended the meeting and the session was adjourned.

[PICTURE]

FINANCIAL REVIEW
________________________________________________________________________________


- - - ------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET HIGHLIGHTS                                                 At June 30,                   Average for the six months
(In thousands)                                                 1994         1993      Change         1994        1993        Change
- - - ------------------------------------------------------------------------------------------------------------------------------------
                         Money market investments        $   354,951  $   253,588 $  101,363   $   166,488 $   192,357   $  (25,869)
                         Investment and trading securities 4,274,934    4,007,325    267,609     4,255,569   3,926,292      329,277
                         Loans                             7,221,180    5,779,847  1,441,333     6,708,646   5,360,623    1,348,023
                         All other assets                    900,204      828,391     71,813       830,651     766,487       64,164
                         Total assets                     12,751,269   10,869,151  1,882,118    11,961,354  10,245,759    1,715,595
                         Non-interest bearing liabilities  2,204,433    1,760,733    443,700     1,942,692   1,704,391      238,301
                         Interest bearing liabilities      9,577,001    8,304,385  1,272,616     9,149,303   7,758,313    1,390,990
                         Preferred stock of subsidiary Bank                11,000    (11,000)       10,939      11,000          (61)
                         Stockholders' equity                969,835      793,033    176,802       858,420     772,055       86,365
- - - ------------------------------------------------------------------------------------------------------------------------------------
OPERATING HIGHLIGHTS
(In thousands, except                                                  Second Quarter                          Six months
per share information)                                         1994         1993      Change         1994        1993        Change
- - - ------------------------------------------------------------------------------------------------------------------------------------
                         Net interest income               $ 135,117    $ 122,703    $12,414     $ 260,470   $ 240,464     $ 20,006
                         Provision for loan losses            14,037       19,166     (5,129)       27,700      40,713      (13,013)
                         Fees and other income                34,864       31,991      2,873        68,418      60,670        7,748
                         Operating expenses                  124,267      108,022     16,245       240,782     213,580       27,202
                         Cumulative effect of accounting
                          changes                                                                                6,185       (6,185)
                        Net income                         $  31,677    $  27,506    $ 4,171     $  60,406   $  53,026      $ 7,380
                          Per common share before cumulative
                            effect of accounting changes        0.96         0.84       0.12          1.84        1.43         0.41
                          Per common share                      0.96         0.84       0.12          1.84        1.62         0.22
- - - ------------------------------------------------------------------------------------------------------------------------------------
SELECTED STATISTICAL                                                     Second Quarter            Six months
INFORMATION                                                            1994        1993        1994         1993
- - - ------------------------------------------------------------------------------------------------------------------------------------
PROFITABILITY RATIOS -   Return on assets                             1.03%        1.05%      1.02%         1.04%
                         Return on earning assets                     1.11         1.14       1.09          1.13
                         Return on equity                            14.59        14.09      14.19         13.85
                         Net interest spread (taxable equivalent)     4.49         4.98       4.48          4.98
                         Net interest yield (taxable equivalent)      5.12         5.60       5.09          5.61
                         Tax rate                                    26.72        20.87      26.01         17.21
                         Overhead ratio                              57.42        55.85      57.82         59.35
- - - ------------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS -  Equity to assets                             7.08%        7.47%      7.18%         7.54%
                         Tangible equity to assets                    6.03         6.34       6.12          6.36
                         Equity to loans                             12.52        14.32      12.80         14.40
                         Internal capital generation                 10.78        10.71      10.26         10.35
                         Tier I capital to risk-adjusted assets      12.66        12.62      12.66         12.62
                         Total capital to risk-adjusted assets       14.11        14.55      14.11         14.55
                         Leverage ratio                               7.43         7.24       7.43          7.24
- - - ------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA -      Market price
                           High                                     $32.75       $28.25     $32.75        $31.25
                           Low                                       31.00        24.38      30.75         24.38
                           End                                       31.25        26.25      31.25         26.25
                         Book value at period end                    26.53        24.26      26.53         24.26
                         Dividends declared                           0.25         0.20       0.50          0.40
                         Dividend payout ratio                       25.85%       23.76%     27.10%        24.64%
                         Price/earnings ratio                         8.75x        8.58x      8.75x         8.58x
- - - ------------------------------------------------------------------------------------------------------------------------------------
SELECTED DATA -          Common shares outstanding                                      32,784,747    32,689,778
                         Full-time equivalent employees                                      7,584         7,047
                         Branches (banking operations)                                         207           196
                         Automated teller machines                                             270           234
                         Stockholders                                                        5,306         5,360

FINANCIAL REVIEW
________________________________________________________________________________


This financial review contains an analysis of the performance of BanPonce Corporation (the Corporation) and its subsidiaries Banco Popular de Puerto Rico (Banco Popular), including its wholly-owned subsidiaries Popular Leasing and Rental, Inc. (Popular Leasing) and Popular Consumer Services, Inc., Vehicle Equipment Leasing Company, Inc. (VELCO), and Popular International Bank, Inc. and its wholly owned subsidiaries BanPonce Financial Corp. (BanPonce Financial), Spring Financial Services, Inc. (Spring) and Pioneer Bancorp, Inc. (Pioneer), second tier subsidiaries. Pioneer was acquired on March 31, 1994.

    This financial review should be read in conjunction with the consolidated financial statements, supplemental financial data and tables contained herein.

NET INCOME
BanPonce Corporation had a sound performance during the second quarter of 1994. Net earnings increased to $31.7 million from the $27.5 million reported for the second quarter of 1993. Net earnings also increased 10% from the $28.7 million reported during the first quarter of 1994. The rise in earnings relates principally to a higher net interest income and a lower provision for loan losses, partially offset by higher operating expenses.

    Net earnings for the quarter were $0.96 per share, based on 32,784,747 average shares outstanding, as compared with $0.84 per share for the second quarter of 1993, based on 32,689,778 average shares outstanding. Return on assets (ROA) and return on equity (ROE) for the quarter ended June 30, 1994 were 1.03% and 14.59%, respectively, compared with 1.05% and 14.09% reported for the second quarter of 1993.

    For the first six months of 1994, the Corporation's net earnings rose to $60.4 million, compared with $53.0 million reported during the same period of 1993. The results for 1993 include $6.2 million in additional revenues which resulted from the implementation of two new accounting principles (SFAS 106 and 109).

    Earnings per share for the six-month period ended June 30, 1994 were $1.84, based on 32,770,562 average shares outstanding during the period, compared with $1.62 per share, based on 32,681,001 average shares outstanding during the same period of 1993. Excluding the cumulative effect of the changes in accounting principles adopted during the first quarter of 1993, earnings per share were $1.43 for the first six months of 1993.

    ROA and ROE for the first six months of 1994 were 1.02% and 14.19%, respectively, compared with 1.04% and 13.85% obtained during the first six months of 1993.

NET INTEREST INCOME
Net interest income for the quarter ended June 30, 1994 increased $12.4 million, from $122.7 million for the second quarter of 1993 to $135.1 million. On a taxable equivalent basis, net interest income rose to $146.4 million for the second quarter of 1994, from $135.8 million for the same quarter of 1993. The improved net interest income is the net effect of a $23.1 million increase due to the growth and change in the composition of average earning assets and a $12.4 million decrease due to lower taxable equivalent yields. For analytical purposes, the interest earned on tax exempt assets is adjusted to a "taxable equivalent" basis assuming the statutory income tax rate of 42%.

    Average earning assets increased $1.8 billion, reaching $11.4 billion for the second quarter of 1994, compared with $9.7 billion for the same quarter of 1993. This increase was mainly in mortgage and commercial loans. The increase in mortgage loans was due to the significant mortgage loan origination and refinancing activity during 1993 and the beginning of 1994 in Banco Popular and Spring, and the acquisition of several mortgage loan portfolios in the U.S. Approximately $435 million in mortgage loans have been purchased during the fifteen-month period ended on March 31, 1994. As a result of these, average mortgage loans almost doubled, reaching $1.9 billion for the second quarter of 1994 compared with $1.0 billion for the second quarter of 1993. Average commercial and construction loans increased $492 million, from $2.7 billion for the second quarter of 1993 to $3.2 billion for the second quarter of 1994. Also, average investment securities increased from $4.0 billion for the second quarter of 1993 to $4.4 billion for the second quarter of 1994. The increase results mainly from higher levels of mortgage pass-through securities acquired principally for the New York operations of Banco Popular and higher levels of tax exempt securities.

    The average yield on earning assets, on a taxable

________________________________________________________________________________


equivalent basis, decreased 36 basis points to 8.07%, compared with 8.43% for the second quarter of 1993. The average yield on loans, on a taxable equivalent basis, was 9.41% for the second quarter of 1994, a decrease of 43 basis points when compared with 9.84% reported for the same quarter in 1993. This is principally due to the significant volume of refinancings, originations and purchases of mortgage loans realized during the low interest rate environment that prevailed in 1993 and the beginning of 1994, which resulted in a reduction of 142 basis points in the taxable equivalent yield of the mortgage loan portfolio. On the other hand, the yield on commercial loans increased as a result of the repricing of approximately 60% of the commercial loan portfolio whose yield floats with the prime rate. The prime rate has increased 125 basis points since March 1994.

    The yield on investment securities decreased from 6.76% reported during the second quarter of 1993 to 6.01% in 1994, due to the maturity and replacement of higher yielding tax-free securities during a lower interest rate environment.

    Average interest bearing liabilities for the quarter ended June 30, 1994 were $9.4 billion, an 18.8% increase when compared with $7.9 billion reported for the same quarter in 1993. For the quarter ended June 30, 1994, the average short-term borrowings were $1.8 billion, an increase of $555 million when compared with the $1.3 billion reported during the same quarter in 1993. This increase is mostly related to a higher volume of arbitrage activities performed by Banco Popular and a higher level of medium-term notes issued by BanPonce Financial to finance Spring's operations. Interest-bearing deposits rose $750 million or 11.7%, mostly in savings accounts which increased $455 million. Non-interest bearing deposits also increased by $245 million or 15.6% to $1.8 billion. The increase in total deposits relates primarily to the expansion of the Corporation's activities during the latter part of 1993 and the beginning of 1994. The acquisition of Pioneer on March 31, 1994 added $292.7 million in deposits and other deposit acquisitions realized during the last six months of 1993 in New York and the Virgin Islands added $401.6 million.

    The average cost of interest bearing liabilities increased 13 basis points, from 3.45% for the second quarter of 1993 to 3.58% for the second quarter of 1994. The average cost of interest bearing deposits for the second quarter of 1994 remained stable at 3.38%, compared with 3.39% for the same quarter of 1993. However, the average cost of short-term borrowings increased 67 basis points when compared to the average cost reported during the second quarter of 1993. The rise in the average cost of funds resulted from the higher interest rate scenario that prevailed during the second quarter of 1994. The net interest yield, on a taxable equivalent basis, was 5.12% for the second quarter of 1994, decreasing 48 basis points from 5.60% reported for the quarter ended June 30, 1993. For the first quarter of 1994, the net interest yield, on a taxable equivalent basis, was 5.07%.

    For the six-month period ended June 30, 1994, net interest income amounted to $260.5 million, an increase of $20 million from the $240.5 million reported for the same period in 1993. On a taxable equivalent basis, net interest income rose to $283.3 million for such period, from $265.8 million for the same period in 1993. This rise is composed of a $42.4 million increase due to the growth and change in the composition of average earning assets and a $24.9 million decrease due to lower after tax yields.

TABLE A

Net Interest Income (Taxable Equivalent Basis)
- - - ----------------------------------------------------------------------
(In millions)                           First Six Months
- - - ----------------------------------------------------------------------
                              1994 Average            1993 Average
                          --------------------------------------------
                          Balance       Rate      Balance       Rate
                          --------------------------------------------
Earning assets             $11,131     7.93%       $9,479       8.46%
                           =======                 ======

Financed by:
  Interest
  bearing funds            $ 9,149     3.45%       $7,758       3.48%

Non-interest
  bearing funds              1,982                  1,721
                           -------                 ------

        TOTAL              $11,131     2.84%       $9,479       2.85%
                           =======                 ======

Net interest income
  per books                $ 260.5                 $240.5

Taxable equivalent
  adjustment                  22.8                   25.3
                           -------                 ------

Net interest income
  on a taxable equivalent
  basis                    $ 283.3                 $265.8
                           =======                 ======

Spread                                 4.48%                    4.98%

Net interest yield                     5.09%                    5.61%

    As presented in Table A, the yield on earning assets, on a taxable equivalent basis, declined 53 basis points, from 8.46% for the first half of 1993 to 7.93% for the same period in 1994. The Corporation's average cost of interest bearing liabilities for the six-month

________________________________________________________________________________


periods ended June 30, 1994 and 1993 was 3.45% and 3.48%, respectively. The net interest yield, on a taxable equivalent basis, was 5.09% for the first six months of 1994 compared with 5.61% for the same period in 1993.

PROVISION AND ALLOWANCE FOR LOAN LOSSES
The Corporation's provision for loan losses was $14 million for the quarter ended June 30, 1994, compared with $19.2 million for the same quarter of 1993, a reduction of $5.2 million or 26.8%. For the six months ended June 30, 1994, the provision for loan losses decreased $13.0 million or 32%, from $40.7 million for the same period of 1993 to $27.7 million. This reduction is the result of a continuous improvement in the loan quality and the reduced level of charge-offs in the portfolios. Notwithstanding the reduction in the provision for loan losses, the Corporation continues maintaining an adequate allowance level.

    As presented in Table B, net charge-offs for the second quarter of 1994 totaled $8.6 million or 0.49% of average loans, as compared with $13.8 million or 1.01% for the same quarter in 1993 and $9.6 million or 0.60% for the first quarter of 1994. Consumer loans net charge-offs decreased 46.8% for the quarter ended June 30, 1994, from $4.3 million for the second quarter of 1993 to $2.3 million. Lease financing and construction loans net charge-offs also showed a decrease of $1.7 million and $1.2 million, respectively, as compared with the same period of 1993. Commercial loans net charge-offs reflected a slight reduction of $0.5 million, while mortgage loans net charge-offs increased $0.2 million.

TABLE B
- - - ----------------------------------------------------------
  Quarter       Provision for     Net      Allowance for
  Ended          Loan Losses  Charge-offs   Loan Losses
- - - ----------------------------------------------------------
                            (In millions)
June 30, 1994       $14.0        $  8.6       $146.4
March 31, 1994       13.7           9.6        140.9
December 31, 1993    14.7          11.9        133.4
September 30, 1993   17.4           9.6        130.6
June 30, 1993        19.2          13.8        121.4

    For the six-month period ended June 30, 1994, net charge-offs amounted to $18.2 million, reflecting a decline of 39.9% as compared with $30.3 million recorded a year ago. For these periods net charge-offs as a percentage of average loans were 0.54% and 1.13%, respectively. Consumer loans net charge-offs decreased $4.5 million as compared with the first six months of 1993, while commercial, construction and lease financing net charge-offs declined $3.2 million, $2.6 million and $2.1 million, respectively.

    At June 30, 1994, the allowance for loan losses was $146.4 million, representing 2.03% of loans, as compared with $121.4 million or 2.10% at June 30, 1993. At March 31, 1994 the allowance was $140.9 million or 2.07% of loans. Although the ratio of allowance to loans shows a small decrease, the Corporation continues enjoying a strong allowance position since most of the increase in loans has been experienced in the mortgage loan portfolio where the Corporation, based on its historical experience and expected economic conditions, does not foresee significant losses.

    Table C presents the movement in the allowance for loan losses and shows selected loan loss statistics for the three and six-month periods ended June 30, 1994 and 1993.

CREDIT QUALITY
The Corporation reports its non-performing assets on a more conservative basis than most other U.S. banks. The Corporation's policy is to place commercial loans on non-accrual status if payments of principal or interest are delinquent 60 days rather than the standard industry practice of 90 days. Financing leases, conventional mortgages and closed-end consumer loans are placed on non-accrual status if payments are delinquent 90 days. Closed-end consumer loans are charged-off against the allowance when delinquent 120 days. Open-end (revolving credit) consumer loans are charged-off if payments are delinquent 180 days. Certain loans which would be treated as non-accrual loans pursuant to the foregoing policy, are treated as accruing loans if they are considered well secured and in the process of collection. Under the standard industry practice, closed-end consumer loans are charged-off if delinquent 120 days, but these consumer loans are not customarily placed on non-accrual status prior to being charged-off.

    As of June 30, 1994, non-performing assets ("NPA") which consist of past-due loans on which no interest income is being accrued, renegotiated loans, other real estate and in-substance foreclosed assets, amounted to $115.9 million or 1.60% of loans. NPA were $139.7 million or 2.42% of loans a year earlier and $117.3 million or 1.72% at March 31, 1994.

________________________________________________________________________________


TABLE C
ALLOWANCE FOR LOAN LOSSES AND SELECTED LOAN LOSSES STATISTICS

Second Quarter   Year to date

(Dollars in thousands)                                  1994        1993        1994      1993
- - - ----------------------------------------------------------------------------------------------
Balance at beginning of period  . . . . . . . . .    $140,949    $115,856    $133,437  $110,714
Allowances purchased  . . . . . . . . . . . . . .                     226       3,473       226
Provision for loan losses . . . . . . . . . . . .      14,037      19,166      27,700    40,713
                                                     ------------------------------------------
                                                      154,986     135,248     164,610   151,653
                                                     ------------------------------------------
Losses charged to the allowance
  Commercial  . . . . . . . . . . . . . . . . . .       7,285       7,071      13,411    16,297
  Construction  . . . . . . . . . . . . . . . . .         100       1,452         200     2,925
  Lease financing . . . . . . . . . . . . . . . .       1,731       3,094       3,358     4,973
  Mortgage  . . . . . . . . . . . . . . . . . . .         227                     338
  Consumer  . . . . . . . . . . . . . . . . . . .       6,826       8,892      14,385    18,892
                                                     ------------------------------------------
                                                       16,169      20,509      31,692    43,087
                                                     ------------------------------------------
  Recoveries
  Commercial  . . . . . . . . . . . . . . . . . .       2,140       1,435       3,311     2,994
  Construction  . . . . . . . . . . . . . . . . .          41         150         231       344
  Lease financing . . . . . . . . . . . . . . . .         896         512       1,455     1,005
  Mortgage  . . . . . . . . . . . . . . . . . . .
  Consumer  . . . . . . . . . . . . . . . . . . .       4,524       4,566       8,503     8,493
                                                     ------------------------------------------
                                                        7,601       6,663      13,500    12,836
                                                     ------------------------------------------
Net loans charged-off . . . . . . . . . . . . . .       8,568      13,846      18,192    30,251
                                                     ------------------------------------------
Balance at end of period  . . . . . . . . . . . .    $146,418    $121,402    $146,418  $121,402
                                                     ==========================================

Ratios:
  Allowance for losses to loans . . . . . . . . .        2.03%       2.10%       2.03%     2.10%
  Allowance to non-performing assets  . . . . . .      126.35       86.90      126.35     86.90
  Allowance to non-performing loans . . . . . . .      153.26      105.36      153.26    105.36
  Non-performing assets to loans  . . . . . . . .        1.60        2.42        1.60      2.42
  Non-performing assets to total assets . . . . .        0.91        1.29        0.91      1.29
  Net charge-offs to average loans  . . . . . . .        0.49        1.01        0.54      1.13
  Provision to net charge-offs  . . . . . . . . .        1.64x       1.38x       1.52x     1.35x
  Net charge-offs earnings coverage . . . . . . .        6.71        3.91        6.04      3.23

    Non-performing assets decreased $23.8 million or 17% when compared with June 30, 1993. Most of this reduction was in the non-performing commercial and construction loans, which decreased $13.1 million due to improved collection efforts of classified loans, and in the non-performing consumer loans which declined $7.1 million. The Corporation was also able to reduce the other real estate owned by $6.1 million through successful efforts in the disposition of these properties. Table D presents NPA for the current and previous four quarters.

    Assuming the standard industry practice of placing commercial loans on non-accrual status when payments are past due 90 days or more and excluding the closed-end consumer loans from non-accruing loans, non-performing assets as of June 30, 1994, amounted to $83.3 million or 1.15% of total loans. At that date, the allowance for loan losses as a percent of adjusted non-performing assets was 175.8%. These two ratios compare with 1.79% and 117.4% as of June 30, 1993, and 1.31% and 158.5% at March 31, 1994.

TABLE D
                                    NPA    Allowance
                                   as a %    as a %
Date                    NPA       of Loans  of NPA
- - - ---------------------------------------------------
                   (In millions)
June 30, 1994         $115.9       1.60%     126.4%
March 31, 1994         117.3       1.72      120.2
December 31, 1993      111.2       1.75      120.0
September 30, 1993     137.5       2.24       95.0
June 30, 1993          139.7       2.42       86.9

    Accruing loans which are contractually past due 90 days or more as to principal or interest amounted to $13.2 million at June 30, 1994, compared with $20.0

________________________________________________________________________________


million at June 30, 1993, and $14.3 million at March 31, 1994. Renegotiated loans at the end of this period amounted to $9.0 million of which $0.6 million were in non-accrual status. All renegotiated loans are classified as non-performing assets.

OTHER OPERATING INCOME
Other operating income, including securities and trading gains, increased to $34.9 million for the second quarter of 1994 from $32.0 million reported for the same period in 1993. For the six-month periods ended June 30, 1994 and 1993, these revenues were $68.4 million and $60.7 million, respectively.

    Of the total increase of $2.9 million in other income for the quarter, $2.3 million correspond to the rise in other service fees. Most of this increase was achieved through mortgage loan sales and servicing activities performed by Spring. Also, there was an increase in credit card fees and fees collected on new services, such as the rental of point of sales terminals to retail outlets and the sale of investment products at selected branches. For the first six months of 1994, other service fees totaled $25.2 million, compared with $21.4 million for the same period of 1993.

    Service charges on deposit accounts totaled $18.1 million for the three-month period ended June 30, 1994, compared with $17.8 million reported during the same period in 1993. For the six-month period ended June 30, 1994, service charges on deposit accounts totaled $35.2 million, increasing $1.9 million from the $33.3 million reported for the same period in 1993. The increase is mostly related to the automated teller machine fees which were implemented in April of 1993 and to higher revenues on commercial checking accounts.

    Other operating income reached $3.4 million for the second quarter of 1994, compared with $2.9 million for the second quarter of 1993. For the six-month periods ended June 30, 1994 and 1993, other operating income amounted to $7.4 million and $5.2 million, respectively. The increase relates primarily to an adjustment of $1.4 million recorded during the first quarter of 1993 due to a reduction in the market value of the excess mortgage servicing that resulted from the sale of mortgages in 1992, compared with an adjustment of only $0.5 million in 1994. Also, the income of the leasing subsidiaries increased as a result of an increase in volume.

OPERATING EXPENSES
Operating expenses for the second quarter of 1994 were $112.4 million compared with $100.5 million for the same period of 1993, an increase of $11.9 million. For the first six months of 1994, operating expenses increased to $219.0 million from $203.4 million for the same period in 1993.

    Of the total increase in operating expenses for the first six months of 1994, approximately $2 million is attributed to the operations acquired in September of 1993 in the U.S. and British Virgin Islands and $2.6 million corresponds to Pioneer, which was acquired on March 31, 1994.

    Personnel costs increased to $56.9 million for the three-month period ended June 30, 1994, a 6.9% increase when compared with $53.2 million reported during the same period of 1993. For the six-month period ended June 30, 1994, these expenses were $112.2 million compared with $110.3 million for the same period of 1993. The increase in personnel costs for the first six months of 1994 is due to the salaries of the acquired operations, amounting to approximately $1.7 million, the normal annual merit increases and the business expansion of Spring. These increases are partially offset by the accrual of $2.4 million recognized during the first six months of 1993 for a special bonus paid to the employees of Banco Popular on its 100th anniversary.

    Other operating expenses, excluding personnel costs, increased $8.3 million, reaching $55.6 million for the quarter ended June 30, 1994, compared with $47.3 million for the same quarter in 1993. For the six-month period ended June 30, 1994, other operating expenses increased to $106.8 million from $93.1 million reported for the same period in 1993. The major increases are reflected in equipment expenses and professional fees. Both are related to the efforts of the Corporation to move from a paper-based operation to an electronic one and to provide a broader variety of convenient products and services to customers. Also, the business expansion has resulted in increases in net occupancy expense and amortization of intangibles.

    Income tax expense for the quarter ended June 30, 1994, reached $11.6 million, compared with $7.3 million for the same quarter in 1993. The increase results mainly from a higher operating income and a lower amount of exempt income from securities, mainly

________________________________________________________________________________


due to the repricing of securities, as previously mentioned. For the six-month period ended June 30, 1994, income tax expense reached $21.4 million, compared with $9.8 million reported for the same period in 1993.

BALANCE SHEET COMMENTS
The Corporation's total assets amounted to $12.8 billion at June 30, 1994 as compared with $10.9 billion a year earlier, an increase of 17.3%. Total assets at the end of 1993 were $11.5 billion. Average total assets for the first six months of 1994 were $12.0 billion compared with $10.2 billion for the same period of 1993. The Corporation's business expansion is the principal reason for the increase in assets. The most recent one was on March 31, 1994 with the acquisition of Pioneer, a full-service bank located in Chicago, operating two branches with $333.7 million in assets and $292.7 million in deposits, at that date.

    At June 30, 1994, earning assets totaled $11.9 billion, compared with $10 billion at June 30, 1993. Earning assets at December 31, 1993 were $10.7 billion. Loans amounted to $7.2 billion at the end of the second quarter of 1994, compared with $5.8 billion at the same date in 1993 and $6.3 billion at the end of 1993. Most of the increase in loans was recorded in the mortgage loan portfolio, as previously explained, which grew $712 million, from $1.2 billion at June 30, 1993 to $1.9 billion at June 30, 1994. Furthermore, mortgage loan figures include $54.8 million in loans acquired on September 30, 1993 as part of the operations purchased in the Virgin Islands. Commercial and construction loans rose $499 million, mainly due to an increase of $504.7 million in Banco Popular's commercial loan portfolio and $115.7 million in commercial loans acquired in Pioneer's transaction. The growth in the consumer loan portfolio of $154.9 million was mainly due to $86 million in portfolios of the aforementioned acquisitions and an increase in the business activity due to the improvement in the economy. Lease financing receivables increased $75.5 million as compared with June 30, 1993.

    Total deposits were $9.1 billion at June 30, 1994, compared with $7.9 billion at the same date of 1993. At December 31, 1993, total deposits amounted to $8.5 billion. The increase, when compared with June 1993, was mainly due to the deposits acquired in Pioneer's transaction, which totaled $292.7 million, and the deposits purchased during the last six months of 1993 in New York and Virgin Islands, which amounted to $401.6 million.

    Borrowings increased $577.5 million as compared with June 30, 1993. This rise is mainly due to an increase of $381.8 million in federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings. In addition, BanPonce Financial issued $285 million in additional medium-term notes to finance Spring's operations.

    Subordinated notes decreased to $62 million from the $74 million outstanding a year ago, due to the prepayment in December of 1993 of a 7.95% note. In addition, the $11 million in preferred stock of Banco Popular were redeemed at par value on June 30, 1994.

    Stockholders' equity at June 30, 1994, amounted to $969.8 million, compared with $793.0 million at June 30, 1993. On June 27, 1994, the Corporation issued 4,000,000 shares of non-cumulative preferred stock with a dividend rate of 8.35% and a liquidation preference value of $25. Through this issuance the Corporation raised $96.7 million in additional capital which will allow it to continue evaluating and undertaking business acquisitions while maintaining a solid capital position. In addition to the issuance of the preferred stock, the Corporation increased its stockholders' equity through earnings' retention and through the issuance of common stock under the Dividend Reinvestment Plan.

    Stockholders' equity at the end of the second quarter of 1994 includes an allowance of $6.6 million, net of taxes, for unrealized losses on securities available for sale, due to the implementation in the first quarter of 1994 of SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities".

    Book value per common share rose to $26.53 at June 30, 1994 from $24.26 at June 30, 1993. The market value of the Corporation's common stock at June 30, 1994 was $31.25, compared with $26.25 at the same date last year. At the end of the first six months of 1994, the Corporation had a total market capitalization of $1.02 billion. The Corporation Tier I, total capital and leverage ratio at June 30, 1994, were 12.66%, 14.11% and 7.43%, respectively, as compared with 12.62%, 14.55% and 7.24%, at June 30, 1993.


CONSOLIDATED STATEMENTS OF CONDITION
- - - -------------------------------------------------------------------------------------------------------
                                                                                     June 30,
(In thousands)                                                              1994                1993
- - - -------------------------------------------------------------------------------------------------------
ASSETS
  Cash and due from banks . . . . . . . . . . . . . . . . . . . .      $   398,894         $   339,945
  Money market investments:
   Federal funds sold and securities and mortgages
     purchased under agreements to resell   . . . . . . . . . . .          351,600             137,420
   Time deposits with other banks   . . . . . . . . . . . . . . .            3,100             115,100
   Bankers' acceptances   . . . . . . . . . . . . . . . . . . . .              251               1,068
                                                                       ---------------------------------
                                                                           354,951             253,588
                                                                       ---------------------------------
  Investment securities held to maturity,
   at cost (Notes 3 and 4)  . . . . . . . . . . . . . . . . . . .        3,539,899           3,587,254
  Investment securities available for sale,
   at market (Notes 3 and 4)  . . . . . . . . . . . . . . . . . .          724,636             408,280
  Trading account securities, at market . . . . . . . . . . . . .           10,399              11,791
  Loans (Note 4)  . . . . . . . . . . . . . . . . . . . . . . . .        7,520,107           6,125,319
   Less--Unearned income    . . . . . . . . . . . . . . . . . . .          298,927             345,472
              Allowance for loan losses   . . . . . . . . . . . .          146,418             121,402
                                                                       ---------------------------------
                                                                         7,074,762           5,658,445
                                                                       ---------------------------------
  Premises and equipment  . . . . . . . . . . . . . . . . . . . .          316,179             274,212
  Other real estate . . . . . . . . . . . . . . . . . . . . . . .           11,953              18,058
  Customers' liabilities on acceptances . . . . . . . . . . . . .            1,433               2,194
  Accrued income receivable . . . . . . . . . . . . . . . . . . .           77,221              76,609
  Other assets  . . . . . . . . . . . . . . . . . . . . . . . . .          105,571             114,112
  Intangible assets   . . . . . . . . . . . . . . . . . . . . . .          135,371             124,663
                                                                       ---------------------------------
                                                                       $12,751,269         $10,869,151
                                                                       =================================
LIABILITIES AND STOCKHOLDERS' EQUITY
  Liabilities:
   Deposits:
     Non-interest bearing   . . . . . . . . . . . . . . . . . . .      $ 2,020,249         $ 1,582,073
     Interest bearing   . . . . . . . . . . . . . . . . . . . . .        7,048,877           6,341,786
                                                                       ---------------------------------
                                                                         9,069,126           7,923,859
   Federal funds purchased and securities sold
     under agreements to repurchase (Note 4)  . . . . . . . . . .        1,356,692           1,375,378
   Other short-term borrowings  . . . . . . . . . . . . . . . . .          720,880             320,402
   Notes payable    . . . . . . . . . . . . . . . . . . . . . . .          358,552             162,819
   Senior debentures  . . . . . . . . . . . . . . . . . . . . . .           30,000              30,000
   Acceptances outstanding  . . . . . . . . . . . . . . . . . . .            1,433               2,194
   Other liabilities  . . . . . . . . . . . . . . . . . . . . . .          182,751             176,466
                                                                       ---------------------------------
                                                                        11,719,434           9,991,118
                                                                       ---------------------------------
   Subordinated notes (Note 6)  . . . . . . . . . . . . . . . . .           62,000              74,000
                                                                       ---------------------------------
   Preferred stock of subsidiary Bank (Note 7)  . . . . . . . . .                               11,000
                                                                       ---------------------------------
  Stockholders' equity (Note 8):
   Preferred stock    . . . . . . . . . . . . . . . . . . . . . .          100,000
   Common stock   . . . . . . . . . . . . . . . . . . . . . . . .          196,708             196,139
   Surplus    . . . . . . . . . . . . . . . . . . . . . . . . . .          384,560             362,733
   Retained earnings  . . . . . . . . . . . . . . . . . . . . . .          250,916             188,447
   Unrealized losses on securities available for sale (Note 2)  .           (6,635)
   Capital reserves   . . . . . . . . . . . . . . . . . . . . . .           44,286              45,714
                                                                       ---------------------------------
                                                                           969,835             793,033
                                                                       ---------------------------------
                                                                       $12,751,269         $10,869,151
                                                                       =================================


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME
- - - ---------------------------------------------------------------------------------------------------------
                                                              Quarter ended     For the six months ended
                                                                  June 30,              June 30,
(Dollars in thousands, except per share information)          1994       1993        1994       1993
- - - ---------------------------------------------------------------------------------------------------------
INTEREST INCOME:
  Loans . . . . . . . . . . . . . . . . . . . . . . . .   $  162,210  $ 132,897   $ 309,583  $ 261,915
  Money market investments  . . . . . . . . . . . . . .        1,209      1,816       3,349      3,293
  Investment securities . . . . . . . . . . . . . . . .       56,081     56,396     105,540    110,289
  Trading account securities  . . . . . . . . . . . . .           43        111          52        150
                                                          -----------------------------------------------
                                                             219,543    191,220     418,524    375,647
                                                          -----------------------------------------------
INTEREST EXPENSE:
  Deposits  . . . . . . . . . . . . . . . . . . . . . .       60,722     54,514     114,901    110,351
  Short-term borrowings   . . . . . . . . . . . . . . .       17,283      9,906      31,301     17,244
  Long-term debt  . . . . . . . . . . . . . . . . . . .        6,421      4,097      11,852      7,588
                                                          -----------------------------------------------
                                                              84,426     68,517     158,054    135,183
                                                          -----------------------------------------------
  Net interest income . . . . . . . . . . . . . . . . .      135,117    122,703     260,470    240,464
  Provision for loan losses . . . . . . . . . . . . . .       14,037     19,166      27,700     40,713
                                                          -----------------------------------------------
  Net interest income after provision for loan losses .      121,080    103,537     232,770    199,751
  Service charges on deposit accounts . . . . . . . . .       18,050     17,830      35,225     33,306
  Other service fees  . . . . . . . . . . . . . . . . .       13,296     11,013      25,191     21,385
  Gain on sale of securities  . . . . . . . . . . . . .                      86         272        532
  Trading account profit  . . . . . . . . . . . . . . .          161        164         331        224
  Other operating income  . . . . . . . . . . . . . . .        3,357      2,898       7,399      5,223
                                                          -----------------------------------------------
                                                             155,944    135,528     301,188    260,421
                                                          -----------------------------------------------
OPERATING EXPENSES:
  Personnel costs:
    Salaries  . . . . . . . . . . . . . . . . . . . . .       39,857     37,631      78,899     74,074
    Profit sharing  . . . . . . . . . . . . . . . . . .        5,624      5,486      10,615     10,414
    Pension and other benefits  . . . . . . . . . . . .       11,416     10,108      22,702     25,776
                                                          -----------------------------------------------
                                                              56,897     53,225     112,216    110,264
  Net occupancy expense . . . . . . . . . . . . . . . .        6,927      6,408      13,830     12,683
  Equipment expenses  . . . . . . . . . . . . . . . . .        8,760      6,506      16,963     12,839
  Other taxes . . . . . . . . . . . . . . . . . . . . .        4,667      4,006       9,099      7,695
  Professional fees . . . . . . . . . . . . . . . . . .        9,202      6,368      16,052     12,526
  Communications  . . . . . . . . . . . . . . . . . . .        4,989      4,503       9,893      9,271
  Business promotion  . . . . . . . . . . . . . . . . .        3,539      4,178       7,229      7,770
  Printing and supplies   . . . . . . . . . . . . . . .        2,311      2,143       4,412      4,024
  Other operating expenses  . . . . . . . . . . . . . .       10,659      9,283      20,473     18,542
  Amortization of intangibles . . . . . . . . . . . . .        4,502      3,904       8,863      7,764
                                                          -----------------------------------------------
                                                             112,453    100,524     219,030    203,378
                                                          -----------------------------------------------
  Income before tax, dividends on preferred stock of
    subsidiary Bank and cumulative effect of accounting
    changes . . . . . . . . . . . . . . . . . . . . . .       43,491     35,004      82,158     57,043
  Income tax (Note 9) . . . . . . . . . . . . . . . . .       11,622      7,306      21,367      9,817
                                                          -----------------------------------------------
  Income before dividends on preferred stock of
    subsidiary Bank and cumulative effect of accounting
    changes . . . . . . . . . . . . . . . . . . . . . .       31,869     27,698      60,791     47,226
  Dividends on preferred stock of subsidiary Bank . . .          192        192         385        385
                                                          -----------------------------------------------
  Income before cumulative effect of accounting changes       31,677     27,506      60,406     46,841
  Cumulative effect of accounting changes (Note 2)  . .                                          6,185
                                                          -----------------------------------------------
  NET INCOME  . . . . . . . . . . . . . . . . . . . . .   $   31,677  $  27,506   $  60,406  $  53,026
                                                          ===============================================
  EARNINGS PER SHARE (Note 10):
  Income before cumulative effect of accounting changes   $     0.96  $    0.84   $    1.84  $    1.43
  Cumulative effect of accounting changes (Note 2)  . .                                           0.19
                                                          -----------------------------------------------
  Net Income  . . . . . . . . . . . . . . . . . . . . .   $     0.96  $    0.84   $    1.84  $    1.62
                                                          ===============================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
- - - --------------------------------------------------------------------------------------------------------
                                                                          For the six months ended
                                                                                  June 30,
(In thousands)                                                           1994                  1993
- - - --------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income   . . . . . . . . . . . . . . . . . . . . . . . .        $   60,406            $   53,026
                                                                     -----------------------------------
 Adjustments to reconcile net income to cash provided by
   operating activities:
 Depreciation and amortization of premises and equipment    .            18,208                12,965
 Provision for loan losses    . . . . . . . . . . . . . . . .            27,700                40,713
 Amortization of intangibles  . . . . . . . . . . . . . . . .             8,863                 7,764
 Gain on sale of investment securities available for sale   .              (272)                 (532)
 Gain on sale of premises and equipment   . . . . . . . . . .              (792)                 (847)
 Gain on sale of loans  . . . . . . . . . . . . . . . . . . .            (1,800)                 (300)
 Amortization of premiums and accretion of discounts
   on investments   . . . . . . . . . . . . . . . . . . . . .             5,648                 4,026
 Amortization of deferred loan fees and costs   . . . . . . .             1,707                 2,538
 Net increase in postretirement benefit obligation    . . . .             2,063                43,299
 Net increase in trading securities   . . . . . . . . . . . .            (7,382)              (11,508)
 Net decrease (increase) in interest receivable   . . . . . .             4,156                  (602)
 Net (increase) decrease in other assets  . . . . . . . . . .            (7,329)                2,686
 Net decrease in interest payable   . . . . . . . . . . . . .              (383)               (5,140)
 Net increase (decrease) in current and deferred taxes    . .             4,464               (50,142)
 Net (decrease) increase in other liabilities   . . . . . . .            (3,663)               17,520
                                                                     -----------------------------------
Total adjustments   . . . . . . . . . . . . . . . . . . . . .            51,188                62,440
                                                                     -----------------------------------
Net cash provided by operating activities . . . . . . . . . .           111,594               115,466
                                                                     -----------------------------------
Cash flows from investing activities:
 Net (increase) decrease in money market investments  . . . .           (86,859)               31,533
 Purchases of investment securities held to maturity  . . . .        (3,982,242)           (1,663,590)
 Maturities of investment securities held to maturity   . . .         3,761,409             1,334,666
 Sales of investment securities held to maturity  . . . . . .                                   4,064
 Purchases of investment securities available for sale  . . .          (228,208)              (58,696)
 Sales of investment securities available for sale  . . . . .           329,674                83,095
 Net disbursements on loans   . . . . . . . . . . . . . . . .          (690,918)             (298,152)
 Proceeds from sale of loans  . . . . . . . . . . . . . . . .            56,271                20,273
 Acquisition of mortgage loan portfolio   . . . . . . . . . .           (76,700)             (297,688)
 Assets acquired, net of cash   . . . . . . . . . . . . . . .           (17,557)
 Acquisition of premises and equipment    . . . . . . . . . .           (32,518)              (30,689)
 Proceeds from sale of premises and equipment   . . . . . . .             3,542                 4,690
                                                                     -----------------------------------
Net cash used in investing activities . . . . . . . . . . . .          (964,106)             (870,494)
                                                                     -----------------------------------
Cash flows from financing activities:
 Net increase (decrease) in deposits  . . . . . . . . . . . .           252,926              (120,452)
 Net deposits acquired  . . . . . . . . . . . . . . . . . . .                                   5,600
 Net increase in federal funds purchased and securities
   sold under agreements to repurchase  . . . . . . . . . . .           399,959               710,156
 Net increase in other short-term borrowings  . . . . . . . .            54,107               113,521
 Proceeds from issuance of notes payable    . . . . . . . . .           104,702                72,760
 Payments of notes payable  . . . . . . . . . . . . . . . . .                (5)                   (4)
 Dividends paid   . . . . . . . . . . . . . . . . . . . . . .           (16,372)              (13,065)
 Proceeds from issuance of common stock   . . . . . . . . . .             1,562                   960
 Proceeds from issuance of preferred stock  . . . . . . . . .            96,690
 Redemption of preferred stocks   . . . . . . . . . . . . . .           (11,000)
                                                                     -----------------------------------
Net cash provided by financing activities . . . . . . . . . .           882,569               769,476
                                                                     -----------------------------------
Net increase in cash and due from banks . . . . . . . . . . .            30,057                14,448
Cash and due from banks at beginning of period  . . . . . . .           368,837               325,497
                                                                     -----------------------------------
Cash and due from banks at end of period  . . . . . . . . . .        $  398,894            $  339,945
                                                                     ===================================

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
________________________________________________________________________________


(Dollars in thousands, except per share information)
NOTE 1 - CONSOLIDATION
The consolidated financial statements of BanPonce Corporation include the balance sheet of the Corporation and its wholly-owned subsidiaries, Velco, Popular International Bank, Inc. and its wholly-owned subsidiaries BanPonce Financial Corp., Spring Financial Services, Inc. and Pioneer Bancorp, Inc. (second tier subsidiaries), and Banco Popular de Puerto Rico and its wholly-owned subsidiaries, Popular Leasing and Rental, Inc. and Popular Consumer Services, Inc., as of June 30, 1994 and 1993, and their related statements of income and cash flows for the six-month period then ended. These statements are, in the opinion of management, a fair statement of the results of the periods presented. These results are unaudited, but include all necessary adjustments for a fair presentation of such results.

Note 2 - Accounting Changes
During the first quarter of 1994 the Corporation adopted SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires financial institutions to divide their securities holdings among three categories: held-to-maturity, available-for-sale and trading securities. Those securities which management has the positive intent and ability to hold to maturity will be classified as held-to-maturity and will be carried at cost. Those that are bought and held principally for the purpose of selling them in the near term, will be classified as trading and will continue to be reported at fair value with unrealized gains and losses included in earnings. All other securities will be classified as available-for-sale and will be reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. As a result of the adoption of this statement, the Corporation's stockholders' equity at June 30, 1994 includes $6.6 million, net of taxes, in unrealized holding losses on securities available for sale.
    Effective January 1, 1993, the Corporation implemented the Statement of Financial Accounting Standards (SFAS) 106, "Employers Accounting for Postretirement Benefits other than Pensions", and SFAS 109, "Accounting for Income Taxes". Under SFAS 106 the cost of retiree health care and other postretirement benefits is accrued during employees' service periods. The Corporation elected to recognize the full transition obligation, which is the portion of future retiree benefit costs related to service already rendered by both active and retired employees up to the date of adoption, in the first quarter of 1993 rather than amortize it over future periods. The cumulative effect, net of taxes, of this accounting change amounted to $22.7 million, or $0.70 per share. The SFAS 109 established accounting and reporting standards for the recognition of deferred tax assets and liabilities for the future tax consequences of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The cumulative effect of this change resulted in a credit to income of $28.9 million, or $0.89 per share. This amount is net of a valuation allowance of approximately $2.1 million related to a deferred tax asset arising from net operating loss carryforwards for which the Corporation cannot determine the likelihood that they will be realized.

Note 3 - Investment Securities
The maturities as of June 30, 1994 and market value for the following investment securities are:

Investment securities held to maturity


                                                             June 30,
                                                  1994                        1993
                                         Book Value   Market Value   Book Value   Market Value
                                         -----------------------------------------------------
U.S. Treasury (average maturity
   of 11.2 months)                       $2,074,308    $2,057,542    $2,652,215     $2,690,099
Obligations of other U.S. Government
   agencies and corporations (average
   maturity of 1 year and 3.3 months)       545,596       541,759       173,078        175,194
Obligations of Puerto Rico, States and
   political subdivisions (average
   maturity of 3 years and 1.3 months)      250,499       254,603       199,381        209,845
Others (average maturity of 3 years
   and 9.2 months)                          669,496       649,905       562,580        566,132
                                         -----------------------------------------------------
                                         $3,539,899    $3,503,809    $3,587,254     $3,641,270
                                         =====================================================

________________________________________________________________________________

Investments securities held to maturity:


                                                                June 30,
                                                  1994                        1993
                                         Book Value   Market Value   Book Value   Market Value
                                         -----------------------------------------------------
U.S. Treasury (average maturity
   of 2 years and 11.2 months)           $557,115        $549,945      $304,643       $329,336
Obligations of other U.S. Government
   agencies and corporations (average
   maturity of 2 years and 9.4 months)     89,328          89,062        95,153         96,614
Obligations of Puerto Rico, States and
   political subdivisions (average
   maturity of 2 years and 8.2 months)     26,916          26,916
Others (average maturity of 3 years
   and 2.7 months)                         58,790          58,713         8,484          8,484
                                         -----------------------------------------------------
                                         $732,149        $724,636      $408,280       $434,434
                                         =====================================================

NOTE 4 - PLEDGED ASSETS
Securities and insured mortgage loans of the Corporation of $2,373,775 (1993 - $1,913,205) are pledged to secure public and trust deposits and securities and mortgages sold under repurchase agreements.

NOTE 5 - COMMITMENTS
In the normal course of business there are letters of credit outstanding and stand-by letters of credit which at June 30, 1994 amounted to $16,747 and $80,576, respectively. There are also outstanding other commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

NOTE 6 - SUBORDINATED NOTES
Subordinated notes consist of the following:

           8.50% Fixed Rate Notes, due in 1996                       $12,000
           8.875% Fixed Rate Notes series A, due in 1996              15,000
           8.6875% Fixed Rate Notes series B, due in 1996             15,000
           Floating Rate Notes series A with interest
             payable at 88% of LIBID rate, due in 1996                19,000
           Floating Rate Notes series B with interest
             payable at 86% of LIBID rate, due in 1996                 1,000
                                                                     -------
                                                                     $62,000
                                                                     =======

NOTE 7 - PREFERRED STOCK OF SUBSIDIARY BANK
The subsidiary Bank has 200,000 shares of authorized preferred stock with a par value of $100. Of these, 110,000 were issued and outstanding until June 30, 1994, when the shares were redeemed at par value.

NOTE 8 - STOCKHOLDERS' EQUITY
Authorized common stock is 90,000,000 shares with a par value of $6 per share of which 32,784,747 are issued and outstanding at June 30, 1994. On June 27, 1994, the Corporation issued 4,000,000 shares of non-cumulative preferred stock with a dividend rate of 8.35% and a liquidation preference value of $25. Authorized preferred stock is 10,000,000 shares without par value.

NOTE 9 - INCOME TAX
The income tax expense includes a tax provision of $68 and $223 in 1994 and 1993, respectively, related with the gains on sale of securities. For the quarter ended June 30, 1994 and 1993 the expense includes a provision of $22 and $36, respectively.

NOTE 10 - EARNINGS PER SHARE BASIS
Earnings per share are based on 32,770,562 average common shares outstanding during 1994 and 32,681,001 during 1993.

NOTE 11 - SUPPLEMENTAL DISCLOSURE ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS During the six-month period ended June 30, 1994 the Corporation paid interest and income taxes amounting to $156,701 and $14,849, respectively (1993 - $136,312 and $13,614). In addition, the loans receivable transferred to other real estate and other property as of June 30, 1994, amounted to $931 and $1,414, respectively (1993 - $13,002 and $2,507). The Corporation's stockholders' equity at June 30, 1994 includes $6.6 million, net of taxes, in unrealized holding losses on securities available for sale.

DIRECTORS AND OFFICERS
________________________________________________________________________________


BOARD OF DIRECTORS
Richard L. Carrion, Chairman
Alfonso F. Ballester, Vice Chairman
Manuel Luis del Valle, Vice Chairman
Antonio Luis Ferre, Vice Chairman
Juan A. Albors Hernandez *
Salustiano Alvarez Mendez *
Jose A. Bechara Bravo *
Juan J. Bermudez
Esteban D. Bird *
George Blasini *
Sila M. Calderon
Francisco J. Carreras
David H. Chafey, Jr. *
Waldemar del Valle **
Luis E. Dubon, Jr.
Roberto W. Esteves *
Hector R. Gonzalez **
Jorge A. Junquera Diez
Franklin A. Mathias
Manuel Morales, Jr.
Alberto M. Paracchini
Francisco Perez, Jr. **
Francisco M. Rexach, Jr.
Jose E. Rossi *
Felix J. Serralles Nevares
Noel Totti, Jr. *
Emilio Jose Venegas **
Julio E. Vizcarrondo, Jr.

Samuel T. Cespedes, Secretary

  * Director of Banco Popular de Puerto Rico only
 ** Director of BanPonce Corporation only


EXECUTIVE OFFICERS
Richard L. Carrion, Chairman of the Board,
   President and Chief Executive Officer
Jorge A. Junquera Diez, Executive Vice President
Maria Isabel Burckhart, Executive Vice President
David H. Chafey, Jr., Executive Vice President
Larry Kesler, Executive Vice President
Humberto Martin, Executive Vice President
Emilio E. Pinero, Executive Vice President


OFFICES
CENTRAL OFFICE
   Banco Popular Center, Hato Rey
   209 Munoz Rivera Avenue
   San Juan, Puerto Rico 00918
   Telephone: (809) 765-9800

NEW YORK OFFICE
   7 West 51st St.
   New York, N.Y. 10019
   Telephone: (212) 315-2800

CHICAGO OFFICE
   2525 North Kedzie Avenue
   Chicago, Illinois 60647
   Telephone: (312) 772-0010

LOS ANGELES OFFICE
   354 South Spring St.
   Los Angeles, California 90013
   Telephone: (213) 626-1160

VIRGIN ISLANDS OFFICE
   80 Kronprindsens Gade
   Kronprindsens Quarter
   Charlotte Amalie, St. Thomas
   U.S. Virgin Islands 00802
   Telephone: (809) 774-2300

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